Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

May 19, 2022

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Optimize AI Smart Sentiment Event-Driven ETF S000075564

Dear Ms. Rossotto:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on February 16, 2022, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 126 to its registration statement. PEA No. 126 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N‑1A on December 29, 2021, for the purpose of registering a new series of the Trust: Optimize AI Smart Sentiment Event-Driven ETF (the “Fund”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 126.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.Staff Comment: As written, the strategy disclosure is confusing. Please revise to state in a clear, concise way, describing the types of investments the Fund expects to use to achieve its investment objective.

Response: The Trust responds by revising the Fund’s principal investment strategy, replacing the Item 4 disclosure with the below:

“The Fund is an actively-managed, exchange-traded fund (“ETF”) that pursues its investment objective by investing primarily in the equity securities of U.S. listed companies. The Fund will also invest in the securities of other investment companies, including other ETFs and mutual funds, that invest in equity securities. Under normal market conditions, the Fund’s portfolio will be composed of the equity securities of approximately 10 to 40 issuers. The Fund will typically trade portfolio securities before and after corporate events of U.S. listed companies. Types of corporate events may include earnings calls and similar announcements, other corporate events such as product announcements, mergers and acquisitions, regulatory events such as FDA announcements and industry and sector events that may have an impact on the value of the stock.

To construct the Fund’s portfolio, Optimize Advisors LLC (the “Adviser”), the Fund’s investment adviser, uses quantitative analytics that use the prices of the weekly and other options available on a security to assess the overall market’s expectations for the possible price movements of the underlying security. The Fund, however, will not invest in options and will only invest in equity securities and the securities of other investment companies.

The Fund’s investments in other investment companies will typically consist of broad-based equity index ETFs and sector ETFs to supplement the core portfolio of stock positions for purposes of risk mitigation and diversification, as well as to maintain a sufficient level of market exposure between earnings announcements. The Fund may also invest in ETFs before and after a large-scale macroeconomic market event if the investment is found to be attractive according to the Adviser's metrics.

While the Fund does not invest in options, the Adviser believes a market participant’s investment in an option contract is a real expression of that participant’s expectations for the underlying security. Accordingly, the Adviser uses the price quotes of the listed options markets, purely to derive stock and general market sentiment. The extraction of sentiment from options market prices is intended to provide a more accurate view of market sentiment (“Smart Sentiment”). The Adviser believes the use of options market prices to determine investor sentiment has advantages: it can capture the sentiment of institutional and retail investors who do not wish to publicly announce their sentiment, and it attributes lower value to sentiment publicly expressed by market actors who do not influence the options market and therefore might be assumed to be less influential generally.

The Adviser uses quantitative analytics that include artificial intelligence techniques to generate sentiment metrics from the listed options quotes. Smart Sentiment information is available only for future dates that correspond to options expiration dates because no options pricing is available between those dates. For those available dates, Smart Sentiment metrics can provide information about the probabilities the market is attributing to the stock or ETF reaching different price levels, as well as allow estimation of the market’s projections of the risk of holding the stock or ETF until those future dates. The Fund generally limits Smart Sentiment analysis to stocks with weekly options to potentially increase the available dates for analysis before and after upcoming events, and also because such stocks are typically actively traded and liquid.

The Adviser believes that Smart Sentiment provides good short-term investment guidance around events, and that trading before and after events tactically is a good way to enhance long term capital appreciation while reducing general market risk. Under stable market conditions, stocks experience their greatest price movements around events such as earnings calls.

The Fund may sell a security if its value becomes unattractive, such as when the Adviser’s quantitative investment process suggests the value of the security may deteriorate, or when other investment opportunities emerge that the Adviser believes may have more attractive risk-adjusted return potential.

The Smart Sentiment investment strategy employed by the Adviser with respect to the Fund typically results in high portfolio turnover. Accordingly, the Fund may experience increased transaction costs.

The Fund is “non-diversified,” meaning that a relatively high percentage of its assets are invested in a limited number of issuers of securities. The Adviser will engage in active trading with high portfolio turnover of the Fund’s portfolio investments to achieve the Fund’s investment objective.”

2.Staff Comment: Please confirm the Fund will not use leverage as part of its strategy

Response: The Trust responds by supplementally confirming the Fund does not intend to use leverage as part of its principal investment strategy.

Prospectus – Summary Section – Principal Investment Strategies

3.Staff Comment: Please clarify what weekly options are and why they are relevant to the Fund’s principal investment strategy.

Response: Please see the Trust’s responses to Staff Comment 1 and Staff Comment 10 below for the revised disclosure.

4.Staff Comment: The Fund’s principal investment strategy references quantitative analytics in line 3. Please clarify.

Response: Please see the Trust’s response to Staff Comment 1 above for the revised disclosure.

5.Staff Comment: The Staff notes that the disclosure refers to “events that typically drive stock and other security selection”. Please clarify what other securities are being referenced by this disclosure.

Response: The Trust responds by revising the disclosure to remove the phrase “other security selection” and revising the applicable disclosure as follows:

“The Fund’s investments in other investment companies will typically consist of broad-based equity index ETFs and sector ETFs to supplement the core portfolio of stock positions for purposes of risk mitigation and diversification, as well as to maintain a sufficient level of market exposure between earnings announcements. The Fund may also invest in ETFs before and after a large-scale macroeconomic market event if the investment is found to be attractive according to the Adviser's metrics.”

6.Staff Comment: The Staff notes it is unclear to the reader how the Fund’s name relates to the Fund’s principal investment strategy.

Response: The Trust responds by referencing the revised disclosure in response to Staff Comment 1 above, which clarifies and defines the term “Smart Sentiment” in connection with the Fund’s principal investment strategy. The Trust further responds by noting that the Adviser uses quantitative analytics that include artificial intelligence techniques to generate sentiment metrics from the listed options quotes. Smart Sentiment information is available only for future dates that correspond to options expiration dates, because no options pricing is available between those dates. For those available dates, Smart Sentiment metrics can provide information about the probabilities the market is attributing to the stock or ETF reaching different price levels, as well as allow estimation of the market's projections of the risk of holding the stock or ETF up to those future dates.

7.Staff Comment: Please clarify whether the Fund is investing in artificial intelligence (“AI”) companies, or using AI in its investment process.

Response: The Trust responds by supplementally confirming that the Fund will not have a policy to invest in AI companies as part of its principal investment strategy, though the Fund may invest in AI companies, to the extent such companies meet the Adviser’s criteria for inclusion in the Fund’s portfolio. The Trust further responds by supplementally confirming that the Adviser intends to use AI technology in its investment process.

8.Staff Comment: If acquired fund fees and expenses (“AFFE”) exceeds more than 0.01% of the Fund’s average net assets, please include a separate caption to the Fees and Expenses of the Fund table. If not, please supplementally represent that AFFE will not exceed 0.01% of the Fund’s average net assets.

Response: The Trust responds by confirming supplementally that the Trust expects AFFE to be less than or equal to 0.01% in the Fund’s first year of operations, and will include AFFE, if any, in the calculation of “Other Expenses.”

9.Staff Comment: Please clarify how investments in other investment companies is tied to a principal investment strategy that is focused on upcoming events.

Response: The Trust responds by adding the following disclosure:

“The Fund’s investments in other investment companies will typically consist of broad-based equity index ETFs and sector ETFs to supplement the core portfolio of stock positions for purposes of risk mitigation and diversification, as well as to maintain a sufficient level of market exposure between earnings announcements. The Fund may also invest in ETFs before and after a large-scale macroeconomic market event if the investment is found to be attractive according to the Adviser's metrics.”

10.Staff Comment: When describing the Adviser’s quantitative strategy, please disclose how it is used to determine the Fund’s portfolio, the source of data and who pays for the data. Please also disclose how the quantitative strategy is used to predict event-driven security selection. Please also describe the events that determine security selection.

Response: The Trust responds by adding the following disclosure to the Additional Information About the Fund/Principal Investment Strategies section in Item 9:

“Smart Sentiment
While the Fund does not invest in options, the Fund does use the price quotes of the listed options markets, purely to derive stock and general market sentiment. The Adviser believes a market participant’s investment in an option contract is a real expression of that participant’s expectations for the underlying security. For example, when a market participant buys a call for a stock with a higher strike price than that stock’s current price, it may indicate the participant’s expectations for an increase in the price of the underlying security.

The extraction of sentiment from options market prices is intended to provide a more reliable view of market sentiment than other methods (“Smart Sentiment”). The Adviser believes that using options prices to derive sentiment may address certain disadvantages of other sentiment analysis methods that survey social media and other public sources, because the options market:

•can provide an aggregated view of sentiment that includes the views of silent institutional and retail investors who do not wish to publicly announce their sentiment over social media; and
•is less likely to be misled by segments of social media that are not influential in the markets. This is because options prices are only impacted by influential opinion makers who invest themselves or have a significant following that has the conviction to invest based on their opinions.

Smart Sentiment Metrics and Score
To construct the Fund’s portfolio, Smart Sentiment metrics for a security are generated from its listed weekly and other options quotes. The Adviser is licensed to use Tradelegs LLC’s proprietary Smart Sentiment system, which uses advanced artificial intelligence techniques. The Adviser believes that the use of this system increases the accuracy of the Smart Sentiment information extracted by the analysis of options prices and exhibits correlation with actual performance of the price of a security. Tradelegs LLC is the owner of the Adviser, and the costs of the software license are borne by the Adviser out of the management fee it receives from the Fund.

Smart Sentiment metrics are available only for future dates that correspond to options expiration dates, because no options pricing is available between expiration dates. For the available dates, Smart Sentiment metrics can provide reward and risk estimates for holding stock and ETF positions. The estimates are used to guide the Adviser’s portfolio construction.

Specifically, Smart Sentiment system generates estimates for:

•the implied probabilities of the security settling at different price levels on that date
•the implied probability of profit for a long position in the security
•the expected return of buying the security and holding to the date (the weighted average of returns)
•the implied “value at risk” for holding a long position until the date

These quantitative metrics are then combined for each security to yield a “Sentiment Score” that captures the reward/risk of holding a long-only position in the security up to the chosen date. This score forms the basis for the Fund’s security selection: the strategy generally selects portfolios that reflect the best scores.

Stock Events and Trade Ranking
Event Trading. The Adviser believes that Smart Sentiment provides good short-term investment guidance around events, and that trading events tactically is a good way to enhance long term capital appreciation while reducing general market risk. Under stable market conditions, stocks experience their greatest price movements around events such as earnings calls. By comparison to diversified funds with low turnover, strategies that focus on stock events shift exposure towards company news while reducing exposure to general market moves.

High Portfolio Turnover. Event trades typically yield shorter duration trades and a high turnover. This increases transaction costs, but also allows capital to be tactically shifted to the best opportunities at the time of trading. Further, the high turnover allows the Fund's portfolio to adapt quickly to the prevailing market conditions since the conditions influence sentiment.

Types of Events. Eligible upcoming common stock events for investment include:
•earnings calls and announcements
•other corporate events such as product announcements, mergers and acquisitions
•regulatory events such as FDA announcements
•industry and sector events influencing the stock

Weekly Options. The Fund generally limits Smart Sentiment analysis to stocks with weekly options to potentially increase the available dates for analysis before and after upcoming events, and also because such stocks are typically actively traded and liquid.

Large Capitalization Stocks. While the Fund may invest in securities of companies of any market capitalization, the Fund typically invests in the securities of large-capitalization companies. The Fund considers large capitalization companies to be companies with market capitalization in excess of $10 billion at the time of purchase.

Investments in ETFs
The Fund may invest in broad-based equity index and sector ETF positions. This is primarily to supplement the core of stock positions for risk mitigation and diversification, as well as to maintain a sufficient level of market exposure in between earnings seasons where most common stock events are scheduled.

However, an ETF position may also be entered around an event if the position is found to be attractive according to the Adviser’s generated Sentiment Metrics for the ETF.

Eligible upcoming ETF events include:
•market or macro-economic events
•industry and sector events influencing the ETF.”

11.Staff Comment: The Staff notes that the Fund intends to be non-diversified, make long only trades with high portfolio turnover and small security selection. Please further clarify the Fund’s investment strategy in the context of the Fund’s sub-classification, and how high portfolio turnover helps contribute to the Fund’s investment objective.

Response: The Trust responds by directing the Staff to the response to Staff Comment 10 above.

12.Staff Comment: With respect to the disclosure that the “The Fund will be concentrated in a single industry or group of industries to the extent the Adviser’s quantitative strategy indicates that such concentration is appropriate from an investment perspective,” the Staff notes that the Fund is either concentrated or not concentrated. Please delete the disclosure

Response: The Trust responds by making the requested revision.

Prospectus – Summary Section – Principal Risks

13.Staff Comment: The Staff notes that ETF Risk is listed first. Please consider reordering the risk factors to describe first the risks associated with the Fund’s principal investment strategies.

Response: The Trust responds by making the requested revision.

14.Staff Comment: Within New Adviser Risk, please consider revising the disclosures to discuss whether the Adviser has limited personnel or financial resources, or the strategy or model is new and untested over a market cycle. If the Adviser has not previously advised an ETF, please note.

Response: The Trust responds by revising “New Adviser Risk” as follows:

“New Adviser Risk. The Adviser has not previously served as an adviser to a registered fund (including ETFs). As a result, there is no long-term track record against which an investor may judge the Adviser and it is possible the Adviser may not achieve the Fund’s intended investment objective. Additionally, the Adviser’s investment strategy for the Fund is new and untested over a market cycle.”

15.Staff Comment: Please revise or remove Concentration Risk

Response: The Trust responds by removing Concentration Risk.

Prospectus – Additional Information About the Fund – Principal Investment Strategies

16.Staff Comment: Please revise the Fund’s principal investment strategies so that the disclosure is organized in plain English, understandable and readable.

Response: The Trust responds by directing the Staff to the response to Staff Comment 10 above.

17.Staff Comment: Please state whether the information extracted from options implied data is commonly available to other institutional investors using third-party and internally developed solutions. If so, please enhance risk disclosure on competition and that equity prices might converge with options prices prior to the Adviser’s ability to trade.

Response: The Trust responds by supplementally confirming that the options quotes and trading data is available to other investors. The Trust further responds by adding the following disclosure to Item 9:

“Smart Sentiment Analytics Risk. Deriving sentiment from options quotes data involves addressing certain challenges:
•Poor quotes. Quotes data for stock options may not be precise and accurate, with wide bid-offer spreads, and incorrect or missing quotes data.
•Options pricing uncertainty. Pricing of an option contract is affected by many imperfectly known parameters, such as security price (at moments the equity quote is wide), interest rates, dividends, and early assignment probability. In addition, over time equity prices might converge with options prices prior to the Adviser’s ability to trade a security.
•Contradictory pricing. In snapshot data, individual quotes from different options may be simultaneously making different assumptions about future prices, effectively contradicting each other in a single market snapshot.
•Risk premia. Certain options may be over-priced because some market participants are compelled to buy insurance against unlikely events, but the extent of over-pricing is imprecisely known. Over-pricing occurs especially if the security has experienced recent sudden moves due to the need for at-risk investors to buy protection against additional losses, even if they don't believe further adverse moves are likely.”

And adding the following risk disclosure:

“Future Competition Risk. Smart Sentiment is an emerging field that may attract other investors. It is possible that additional investors overcome the technical hurdles addressed by the Adviser’s quantitative systems. This may create increased competition or overcrowding that may lead to reduced performance of the Fund. The Adviser may also experience pressure to enhance the underlying quantitative analytics for greater speed or accuracy, which may change the Fund’s performance profile.”

18.Staff Comment: Please further describe the Optimize Advisors Options AI platform and how it contributes to Fund’s investment strategy.

Response: The Trust responds by revising the Fund’s principal investment strategy disclosure to remove discussion related to the Optimize Advisors Options AI platform.

19.Staff Comment: With a view to disclosure, please discuss who developed and validated the AI system the Fund uses, and the data quality and robustness of the relationship predicted by the model over time. Please also discuss the types and amounts of data used to train systems and add information to the AI system. Please also enhance the corresponding risk disclosure

Response: The Trust responds by (1) referring the Staff to the Trust’s response to Staff Comment 10 above for the additional strategy disclosure; and (2) adding the following risk disclosures:

Quantitative System Risk. The Fund’s trading strategies are dependent on the generation of Sentiment Metrics and other quantitative systems. The Fund’s portfolio managers rely on the quantitative systems that generate Sentiment Metrics and other data in their decision making. These systems may have faults, defects or other anomalies that cause the generation of inaccurate information in future situations. The Adviser has policies and procedures in place designed to ensure the systems are operating as intended.

Historical Backtesting Risk. In the formulation of the Fund’s strategy, the Adviser has used and may continue to use historical data to simulate normal and stress conditions for the Fund to formulate and refine the strategy. Historical data frequently differs from future conditions and historical performance is not indicative of future performance.

Prospectus – Additional Information About the Fund – Principal Risks

20.Staff Comment: With respect to the Event-Driven Strategies Risk, please discuss in more detail the reference to distressed positions and the role they will play in the Fund’s investment strategy.

Response: The Trust responds by noting that the Fund does not intend to invest in distressed positions as a principal investment strategy. Accordingly, the Trust further responds by revising the risk factor as follows:

“Event-Driven Strategies Risk. Generally, the success of event-driven strategies depends on the successful prediction of whether various events will occur or be consummated. Investing in or seeking exposure to securities in anticipation of an event carries the risk that the expected event may not be completed or may take considerable time to complete, it may be completed on less favorable terms than originally expected, or the market may react differently than expected to the event, in which case the Fund may experience losses or fail to achieve a desired rate of return. The Fund may also incur losses unwinding its event-driven positions if an upcoming event such as an earnings call includes highly impactful negative news that reduces the liquidity of the stock by a much greater extent than expected by the Adviser based on its prior trading history ~~and distressed positions in the event that an event does not occur as expected by the Adviser or the Adviser determines the position no longer represents an attractive investment opportunity for the Fund and its shareholders~~. In addition, certain events, such as companies emerging from bankruptcy or restructurings resulting from bankruptcy, carry additional risks because of the issuer’s financial fragility and the likelihood that its management has little experience with bankruptcy, and the securities of such companies may be more likely to lose value than the securities of more financially stable companies.”

Management of the Fund

21.Staff Comment: Please disclose the Adviser’s experience or lack of experience in advising an ETF.

Response: The Trust responds by adding the following disclosure:

“The Adviser has no prior experience as an investment adviser to an ETF, and the Fund may be adversely affected by this lack of experience.”.

22.Staff Comment: The disclosure notes that Mr. Khouw is the Chief Strategist and Chief Investment Officer of the Adviser, and that Mr. Khouw joined the Adviser in 2014 as a member of the founding team. However, prior disclosure indicates the Adviser was formed in 2020. Please revise Mr. Khouw’s biography accordingly.

Response: The Trust responds by revising the disclosure as follows:

    “Michael Khouw, Chief Strategist and Chief Investment Officer of the Adviser
Mr. Khouw is the Chief Strategist and Chief Investment Officer of the Adviser. Mr. Khouw joined Tradelegs LLC, the parent company of the Adviser, in 2014 as a member of the founding team. Mr. Khouw is a veteran of the financial services industry whose derivatives and equity trading experience began in the 1990s as a member and floor trader in the open-outcry pits of the Philadelphia Stock Exchange, the American Stock Exchange and the New York Mercantile Exchange. Since then, Mr. Khouw has broad experience working as a strategist, analyst, portfolio manager and proprietary trader of equities, commodities and equity and index derivatives. ~~Mr. Khouw is the co-author of “The Options Edge” (Wiley 2016).~~ Mr. Khouw was previously a Partner at Cantor Fitzgerald and Head of US Listed Equity Derivatives Sales & Trading, and he served in the same role as a Principal and Managing Director at CRT Capital. Mr. Khouw also previously held senior trader positions at Bluefin Trading, where he focused on energy futures and options trading, and Gateway Partners which focused on single-stock and equity index volatility arbitrage and correlation trading; both proprietary trading firms based in New York. Gateway Partners’ trading operations were acquired by Knight Capital Group in 2001. Mr. Khouw also worked as an analyst at Ivory Capital, a research-intensive, fundamental value-based investment firm headquartered in Los Angeles. ~~Since January of 2009 Mr. Khouw has shared his insights as a contributor on CNBC’s Fast Money and Options Action, the first television show educating self-directed investors on the proper use of listed options. He also publishes articles and frequently speaks on a broad array of topics including trading strategy, market structure and regulation.~~ Mr. Khouw holds a BA from Tufts University.”

23.Staff Comment: The biography for Mr. Andrew DeFeo includes references to OA. Please revise to use the “Adviser” or otherwise define “OA.” Mr. DeFeo’s bio also states that he joined the Adviser in 2013. However, prior disclosure indicates the Adviser was formed in 2020. Please revise Mr. DeFeo’s biography accordingly.

Response: The Trust responds by revising the disclosure as follows:

    “Andrew DeFeo, Strategist and Head Trader of the Adviser.
Mr. DeFeo is the Head Trader and Strategist of the Adviser. As part of his role as Strategist, Mr. DeFeo was instrumental in the design and launch of all of the Adviser’s ~~OA’s~~ Adaptive Systematic Strategies. Prior to joining Tradelegs LLC, the parent company of the Adviser ~~OA~~ in 2013 as part of the founding team, Mr. DeFeo was the Chief Risk/Compliance Officer for Pico Quantitative Trading’s low latency trading systems and analytics. Mr. DeFeo began his career at Goldman Sachs Execution and Clearing. He was appointed Co-Head of Risk for Electronic and Algorithmic Trading in 2009 and head of Business Development for Canada, Latin America and Futures Risk in 2012. He also served as Co-Supervisor for Goldman’s Sigma X Liquidity Pool and Sigma Smart Router for the US. Mr. DeFeo graduated from Georgetown University with a BA in Government.”

Statement of Additional Information (“SAI”)

24.Staff Comment: Please revise the concentration policy. Concentrated or not

Response: The Trust responds by revising the Fund’s policy as follows (changes shown in strikethrough):

“4.    The Fund may not concentrate its investments in a particular industry, as concentration is defined under the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time~~, except that the Fund will concentrate to the extent the Adviser’s quantitative strategy indicates that such concentration is appropriate from an investment perspective~~. The Fund may also invest without limitation in: (i) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities; (ii) tax-exempt obligations of state or municipal governments and their political subdivisions; (iii) securities of other investment companies; and (iv) repurchase agreements.”

25.Staff Comment: With respect to Investment Restriction 4, the Staff notes that the Fund discloses that it may invest without limitation in “tax-exempt obligations of state or municipal governments[.]” Please revise the disclosure to explain that not all such instruments are excepted from the Fund’s concentration policy, and the limits on the Funds’ ability to concentrate in those industries.

Response: The Trust responds by adding the following disclosure under the heading Additional Information Regarding Fundamental Investment Restrictions – Concentration:

“To the extent that the Fund invests in a private activity municipal debt security issued by a non-governmental entity, the Fund will, to the extent practicable, look through to such non-governmental issuer’s industry for purposes of applying the Fund’s concentration policy.”

26.Staff Comment: In the Acceptance of Orders of Creation Units section, please remove the word “absolute” before “right” and delete “d” adverse tax consequences and “f” adverse effect on the Trust or the rights of beneficial owners. Please see the commission statement in the proposing and adopting releases regarding Rule 6c-11 as to the suspension of the issuance of creation units. The Staff believe the disclosure in question is sufficiently broad to run counter to the proposing and adopting releases.

Response: The Trust responds by making the requested revisions.

* * * * * *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765‑6115.

Very truly yours,
/s/ Adam W. Smith
Adam W. Smith, Secretary
Series Portfolios Trust

CC: Marco Adelfio, Goodwin Procter LLP